[redacted]

09056264

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

19
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNSTREET SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6918 W. MALDONADO RD.
(No. and Street)

LAVEEN (City) AZ (State) 85339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MUNIB (MIKE) HADDAD 800-823-1822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL MAASTRICHT, CPA
(Name – *if individual, state last, first, middle name*)

10640 North 28th Drive, Suite C-209 (Address) Phoenix (City) AZ (State) 85029 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section
MAR 06 2009
Washington, DC
105

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, MUNIB S. HADDAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNSTREET SECURITIES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Munib Haddad
Signature

CEO
Title

Jessica Sanchez
Notary Public

Jessica Sanchez
Notary Public - ARIZONA
MARICOPA COUNTY
My Commission Expires
August 13, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSTREET SECURITIES, LLC

Laveen, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2008 and 2007

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Independent Auditor's Report

To the Member
Sunstreet Securities, LLC:

We have audited the accompanying balance sheets of Sunstreet Securities, LLC, as of December 31, 2008 and 2007, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunstreet Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Michael Maastricht, CPA

Phoenix, Arizona
February 23, 2009

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

Sunstreet Securities, LLC

Balance Sheets
December 31, 2008 and 2007

ASSETS

	2008	2007
Current assets:		
Cash	$ 23,262	31,866
Accounts receivable	3,990	-
Total current assets	27,252	31,866
Property and equipment at cost, net of accumulated depreciation	661	-
	$ 27,913	31,866

LIABILITIES AND MEMBER'S EQUITY

	2008	2007
Current liabilities:		
Accounts payable	$ 4,334	-
Total current liabilities	4,334	-
Member's equity:		
Member's capital	54,000	54,000
Distributions	(39,700)	(13,000)
Retained earnings	9,279	(9,134)
Total member's equity	23,579	31,866
	$ 27,913	31,866

See accompanying notes.

Sunstreet Securities, LLC

Statements of Operations
For the years ended December 31, 2008 and 2007

	2008	2007
Revenue:		
Commissions	$ 40,309	-
Fee income	58,667	-
Other income	10,292	-
Interest	7	12
	109,275	12
Expenses:		
Regulatory fees	8,751	7,473
Commissions	77,408	-
Professional fees	1,750	-
Depreciation	72	-
Office expenses	1,354	878
Telephone and internet	939	575
Travel and business promotion	588	220
	90,862	9,146
Net income (loss)	$ 18,413	(9,134)

See accompanying notes.

Sunstreet Securities, LLC

Statements of Member's Equity
For the years ended December 31, 2008 and 2007

	Member's Capital	Distributions	Retained Earnings	Total
Capital contribution	$ 54,000			54,000
Net loss			(9,134)	(9,134)
Distribution to member		(13,000)		(13,000)
Balance, December 31, 2007	54,000	(13,000)	(9,134)	31,866
Net income			18,413	18,413
Distribution to member		(26,700)		(26,700)
Balance, December 31, 2008	54,000	(39,700)	9,279	23,579

See accompanying notes.

Sunstreet Securities, LLC

Statement of Cash Flows
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 18,413	(9,134)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	72	-
Increase in accounts receivable	(3,990)	-
Increase in accounts payable	4,334	-
Net cash provided (used) by operating activities	18,829	(9,134)
Cash flows from investing activities:		
Purchase of property and equipment	(733)	-
Net cash used by investing activities	(733)	-
Cash flows from financing activities:		
Capital contributed	-	54,000
Distribution to member	(26,700)	(13,000)
Net cash (used) provided by financing activities	(26,700)	41,000
Net (decrease) increase in cash	(8,604)	31,866
Cash at beginning of year	31,866	-
Cash at end of year	$ 23,262	31,866

See accompanying notes.

SUNSTREET SECURITIES, LLC

Notes to Financial Statements
For the Years Ended December 31, 2008 and 2007

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in October, 2006 to operate as a full-service broker-dealer that serves the needs of its independent registered representatives and their clients. The Company started earning income in February, 2008 and trades in Arizona, Illinois, Nevada and Georgia.

Advertising costs:

The Company generally expenses the cost of its advertising as of the date the advertisements take place. There are no deferred advertising expenses. Advertising expenses were $0 and $30 in 2008 and 2007.

Statements of cash flows:

All highly liquid investments with an original maturity date of three months or less when purchased are considered to be cash equivalents

Income taxes:

All income and expense is passed through the Company, which is treated as an individual for tax purposes and reported on the income tax return of the individual member. Accordingly, the financial statements include no provision or liability for income taxes.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SUNSTREET SECURITIES, LLC

Notes to Financial Statements
For the Year Ended December 31, 2008 and 2007

(1) Summary of significant accounting policies (continued):

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, accounts receivable and accounts payable, which are carried at fair value.

(2) Property and equipment:

Property and equipment are summarized by major classification as follows:

	2008	2007
Office equipment	$ 733	-
Less accumulated depreciation	72	-
	$ 661	-

(3) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by NASD. Under NASD's formula, the Company must maintain a net worth of $5,000 as of December 31, 2008.

Sunstreet Securities, LLC

Computation of Net Capital
December 31, 2008

Stockholder's equity (capital) per balance sheet at December 31, 2008	$	23,579
Less not allowable assets:		
Cash in CRD account		754
Property and equipment		661
Net capital for FINRA requirement purposes as of December 31, 2008		22,164
Net capital required		5,000
Net capital in excess of amount required	$	17,164

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Sunstreet Securities,:

In planning and performing our audit of the financial statements of Sunstreet Securities, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including the consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Maastricht, CPA

Phoenix, Arizona
February 23, 2009